Edwin D. Johnson
Executive Vice President and Chief Financial Officer
January 9, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

ATTENTION:	Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance

AND:	Ryan Rohn
Staff Accountant
Division of Corporation Finance
Ladies & Gentlemen:

Re:	Waste Services, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Filed March 6, 2007
Form 8-K/A#1
Filed May 31, 2007
Form 10-Q for the Quarterly Period ended June 30, 2007
Filed July 26, 2007
Form 8-K/A#2
Filed September 10, 2007
Form 10-Q for the Quarterly Period ended September 30, 2007
Filed November 1, 2007
File No. 000-25955
Set forth below are the responses of Waste Services, Inc. to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings as set forth in the letter dated December 7, 2007 (the “Comment Letter”). For your convenience, we have repeated each of the comments set forth in the Comment Letter, numbered them to correspond to the numbering in the Comment Letter and followed each comment with our response. We respectfully request that you forward our response to the Chief Accountant of the Division of Corporation Finance.

5002 T-Rex Ave., Suite 200, Boca Raton, FL 33431
Phone: 561-237-3400   Fax: 561-237-3491
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
January 9, 2008

Form 8-K filed May 31, 2007 and September 10, 2007
1.	We have reviewed your response to our prior comment 1. We continue to believe that the exclusion of interest income from the significance test does not appear consistent with the guidance in Article 3-05 of Regulation S-X. We repeat our prior comment to revise the Form 8-K to include two years of audited financial statements. Otherwise, if you choose not to include audited financial statements for the year ended December 31, 2005, the Company will not be able to go effective with any registration statement until the missing audited year would no longer be required, which would be 2009.
We believe the exclusion of the inter-company interest income from the significance test is consistent with the guidance in Article 3-05 for the following reasons: (i) We acquired the operating assets of Allied Waste Industries, Inc.’s South Florida Market operations and did not acquire the inter-company balances which generated the inter-company interest income of $5.2 million. The inter-company receivable is not a component of ordinary receivables or other working capital amounts that, although not acquired, should be included as part of the significance tests pursuant to Topic Two.I.D.1.e)(3) of the Staff Training Manual. (ii) The parent credited the inter-company interest to the South Florida Market operations through a monthly book entry based on cumulative cash generated from the time of their acquisition of that operation in 1997. Therefore, the inter-company interest income of $5.2 million is not interest income that would have been realized from ordinary operations but rather a return on a cumulative historical amount. (iii) Had the historical net cash generated been allowed to remain at the local operations, the resulting cash balance would not have been acquired by us, and we believe excluding the excess interest income from the significance test as an unusual item would be appropriate.
However, after our discussion should the Staff not accept our position, we would like to propose that instead of incurring the time and expense of having the operations audited for the year ended December 31, 2005 we respectfully request the Staff allow us to satisfy the requirements of Article 3-05 of Regulation S-X by allowing us to file audited statements of the Allied South Florida Market operations for the three months ended March 31, 2007, the acquisition date, and our 2007 Form 10-K, which will include nine months of the Allied audited operations, which would provide 24 continuous audited months to satisfy the two year requirement.
June 29, 2007 Transaction
2.	We appreciate your response to our prior comment 2. In consideration that the company does not pay U.S. income taxes and has over $100 million of unused NOL’s, we continue to believe that the existence of income tax payments is not a reasonable assumption in estimating the incremental future cash flows that Waste Services, Inc. will receive as a result of the acquisition. Your conclusion that the measurement of fair value only incorporates the assumptions that a market place participant would use appears to be contrary to paragraph B105 of SFAS 141. Please restate your financial statements in your Form 10-Qs for the quarterly periods ended June 30, 2007 and September 30, 2007 to revise the fair value of your acquisition on June 29, 2007 to not deduct “blended income taxes” from the cash flow estimates.
Overview of the transaction: Our Texas operations were a start-up enterprise that primarily consisted of a newly developed Class I municipal solid waste landfill site and a few collection vehicles. We purchased the land, built the site and began the Texas operations in 2004. Since coming fully operational, our results have continued to improve on a sequential quarterly basis. Additionally, the site was expected to generate positive cash flows in future periods.

5002 T-Rex Ave., Suite 200, Boca Raton, FL 33431
Phone: 561-237-3400   Fax: 561-237-3491
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
January 9, 2008

The site has a permitted footprint of 309 acres and an estimated remaining useful life of 75 years. At the time the March quarterly report was filed on April 26, 2007, there was no pending or probable transaction nor was there intent to enter into a transaction to dispose of the Texas operations. Subsequent to the March quarterly filing we entered into a letter of intent whereby we would acquire WCA hauling and transfer station operations near Fort Myers, Florida, sell our Texas operations to WCA, receive $23.7 million in cash and issue a non-interest bearing promissory note for $10.5 million. We recognized the cash received less the present value of the note payable, $15.6 million, and the fair value of the assets received of $18.5 million as proceeds in the transaction. The book basis of our Texas operations was $46.4 million resulting in the loss of $12.2 million.
Prior to the WCA transaction, we had significant operations in the construction and demolition market in Fort Myers. We believe that we can create greater long-term shareholder value by removing a market competitor and increasing our density and internalizing construction and demolition waste stream volumes to our southwest Florida construction and demolition Class III landfill site. Although we believe the acquired assets from WCA will be worth more in the longer term and allow us to enhance our competitive position in the marketplace, the current down turn in Florida residential construction prevents us from valuing the assets at more than the $18.5 million.
Conversely, our Texas Class I landfill required significant capital requirements for cell construction and new equipment within the next two years. While both markets are extremely competitive, our lack of dedicated collection or hauling assets in Texas meant that in order to realize the full potential of the Texas marketplace earlier in the site life we would need to acquire additional hauling company assets rather than building them organically over time. Hence we believed that the WCA assets, which were immediately integrated into existing operations, would yield higher future returns than that of the developing Texas market.
Tests for recoverability: Since there was no intent to dispose of the Texas assets, these assets were classified as held and used at March 31, 2007. Pursuant to the provisions of SFAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets” we continually assess our long-lived assets for recoverability, and we noted there was no issue with recoverability. To test for recoverability we used an estimate of the related undiscounted cash flows of the landfill and the in-place collection assets, which drove waste volume to the site, over the remaining life of the site or 75 years, and on a held and used basis there was no issue with the recoverability of the assets. We noted that through to the date of closing the transaction with WCA there were no material adverse developments that would have changed or modified our assumptions. We have included a copy of our recovery analysis as “Exhibit A”. Please note there was no goodwill associated with the Texas segment.
Determining fair value: We appreciate the Staff’s comments however, we believe our valuation of the operations acquired in the WCA transaction is consistent with the provisions of SFAS 141 and the accounting literature and related references listed below, which describe the requirement to use the assumptions of a market place participant and not entity specific assumptions. We do not believe the assumption that an acquirer would have a net operating loss is a valid marketplace participant assumption.
•	SFAS 141 paragraph B105 refers to excess assembled value that is created by the combination — the synergies that are expected to be directly created by the combination. We do not believe the synergies referred to in SFAS 141 relate to how or when a net operating loss carry-forward of an acquiror will be utilized. Paragraph B105 refers back to paragraph B102 and the third and fourth components of goodwill; we believe the Staff is referring to the fourth component of goodwill, which describes synergies expected from combining the acquiring entity’s and the acquired entity’s net assets and businesses. We have considered the operating synergies that would be expected to be realized by a marketplace participant in determining fair value of the WCA assets. Those synergies resulted in an initial purchase price allocation with goodwill of $12.6 million.

•	Benefiting an entity specific tax attribute in a discounted cash flow to determine fair value is at variance with the established concepts of determining fair value. SFAS 141 paragraph B87 documents how the Board affirmed the concept that values exchanged in a business combination should be based upon the fair value of the consideration given or the consideration received, whichever is more reliable, and the value assigned to assets and liabilities of the acquired group should be assigned based upon their individual fair

5002 T-Rex Ave., Suite 200, Boca Raton, FL 33431
Phone: 561-237-3400   Fax: 561-237-3491
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
January 9, 2008

values. Paragraph B174 notes how judgment is required in determining the period and amount of expected future cash flows, and how those estimates should incorporate assumptions that a marketplace participant would use in estimating fair value. In addition, Concepts Statement No. 7 paragraph 24 states that fair value would be determined using the estimates and expectations that a marketplace participant would apply in determining the amount at which an asset could be bought or sold in a transaction between willing parties. Paragraph 32 states the reasons why an entity might expect to realize cash flows that differ from others in the marketplace; one of which, c) “The entity might hold special preferences, like tax or zoning variances not available to others.” Paragraph 33 states that these perceived advantages or disadvantages relative to others in the marketplace will appear in earnings as the entity realizes assets or settles liabilities for amounts other than fair value as opposed to being embedded in the measurement of the asset at initial recognition.

We also believe these points were also brought forward by Pamela R. Schlosser in her remarks at the 2005 AICPA National Conference on Current SEC and PCAOB Developments whereby Ms. Schlosser states, with respect to customer intangibles, “...I believe existing guidance seems to support the use of marketplace participant assumptions when valuing these intangible assets. Both Statement 141, as currently written, and EITF 02-17 state fair value estimates should incorporate assumptions that marketplace participants would use in making estimates of fair value.” In the 2003 Thirty-First AICPA National Conference on Current SEC Developments, Chad A. Kokenge also set forth the same concept when he stated, “Lastly, I wanted to discuss one aspect of “fair value” as it relates to a customer related intangible asset. Irrespective of the valuation method employed in assessing fair value, the assessment must take into account the view of a marketplace participant. Therefore entity specific assumptions may not be appropriate as they may not represent how a marketplace participant would assess the value.”

The concept of fair value being a market-based measure and not an entity-specific measure has been carried forward to SFAS 157, which has not created new accounting principles, but clarifies and re-emphasizes the existing principles in Concepts Statement 7. Paragraph 11 and paragraph A5 reiterate that fair value of assets use assumptions that marketplace participants would use to operate the asset group. SFAS 157 B2 and B3 again review the concepts from Concepts Statement 7 that the present value tool should incorporate market assumptions in estimating future cash flows. The point recurs in the definition of fair value in paragraph C26. Paragraph C32 emphasizes that a fair value measurement is a market-based measurement, not an entity specific measurement. Finally in paragraph C85, the Board affirmed its view in Concepts Statement 7 (and other existing accounting pronouncements) that the reporting entity may use its own data to develop unobservable inputs, provided that there is no information reasonably available without undue cost and effort that indicates that market participants would use different assumptions in pricing the asset or liability. We believe that cash taxes is a reasonable market based assumption.

•	The SEC proposal to exclude taxes from the valuation of the WCA assets acquired will serve to record a portion of the net operating loss carry-forward, an asset that currently has full valuation allowance pursuant to SFAS 109, twice. By following the SEC proposal we would record additional goodwill in the amount of approximately $10.0 million and reduce our loss on sale of the Texas assets. The $10.0 million is the value associated with a marketplace participant cash taxes related to the expected future cash flows of the acquired WCA assets. The value of net operating loss carry-forwards is a value that already exists on our balance sheet with a full corresponding valuation allowance. To record the asset again as goodwill would be to double count assets.

•	We believe future literature supports our conclusion to include taxes as part of the valuation of the WCA assets acquired. SFAS 141R paragraph B 286 acknowledged that in some situations a portion of the tax synergies might be factored into the price paid for a business combination but, they concluded that it would be difficult if not impossible to identify. In addition, an acquirer would not pay more for an acquiree because of tax synergies unless there was a bidding situation, which was not the case for WCA. It was also noted that an acquiree would not knowingly pay more for an acquisition.

5002 T-Rex Ave., Suite 200, Boca Raton, FL 33431
Phone: 561-237-3400   Fax: 561-237-3491
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
January 9, 2008

3.	We remind you that when you file your restated Form 10-Qs for the quarterly periods ended June 30, 2007 and September 30, 2007, you should appropriately address the following:
w	full compliance with SFAS 154, paragraphs 25 and 26,

w	fully update all affected portions of the document, such as MD&A,

w	Item 4, disclosures that include the following:
o	a discussion of the restatement and the facts and circumstances surrounding it,

o	how the restatement impacted the CEO and CFO’s conclusions regarding the effectiveness of their disclosure controls and procedures,

o	changes to internal controls over financial reporting, and

o	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.

w	updated certifications.
In addition, in your revised Form 10-Q’s, please include you revisions in response to the comments included in our letters dated August 20, 2007, October 5, 2007, and November 7, 2007, that you responded that you would revise in future filings.
Please refer to our response to comment 2.
In addition, should you have any questions regarding this letter or our responses to your comments, please contact either Ed Johnson, Executive Vice President and Chief Financial Officer or Brian Goebel, Vice President and Chief Accounting Officer at 561-237-3400.
Yours truly,
WASTE SERVICES, INC.
/s/ Edwin D. Johnson
Edwin D. Johnson
Executive Vice President and Chief Financial Officer
EDJ/dmc

5002 T-Rex Ave., Suite 200, Boca Raton, FL 33431
Phone: 561-237-3400   Fax: 561-237-3491
E-mail: ejohnson@wasteservicesinc.com